Filed Pursuant to Rule 433 Registration No. 333-160645

American International Group, Inc.
$800,000,000
4.875% NOTES DUE 2016

Issuer:	American International Group, Inc.
Legal Format:	SEC Registered
Securities:	4.875% Notes Due 2016
Expected Ratings (Moody’s / S&P)*:	Baa1/A- (outlook stable)
Security Type:	Senior Unsecured Fixed Rate Notes
Trade Date:	September 8, 2011
Settlement Date:	September 13, 2011 (T + 3)
Maturity Date:	September 15, 2016
Principal Amount:	$800,000,000
Price to Public:	98.943% of principal amount
Gross Underwriting Discount:	0.600%
Proceeds to Issuer Before Expenses:	$786,744,000
Spread to Treasury Benchmark:	425 basis points
Treasury Benchmark:	1.000% due August 31, 2016
Treasury Benchmark Yield:	0.867%
Coupon:	4.875%
Yield to Maturity:	5.117%
Interest Payment Dates:	Semi-annually on the 15th of March and September, commencing March 15, 2012
Day Count Convention:	30/360
Denominations:	Minimum of $2,000, with increments of $1,000 thereafter
Optional Redemption:	Make-whole redemption at any time at a discount rate of US Treasury + 50 basis points
CUSIP/ISIN:	026874 CB1/US026874CB11
Joint Book Running Managers:	Citigroup Credit Suisse Morgan Stanley US Bancorp

Co-managers:	Senior	Junior
	BNP PARIBAS CastleOak Securities, L.P. Lloyds Securities Loop Capital Markets RBS Santander The Williams Capital Group, L.P.	ANZ Securities Blaylock Robert Van, LLC Drexel Hamilton Kaufman Bros., L.P. Lebenthal Capital Markets M.R. Beal & Company Nomura Ramirez & Co., Inc. Siebert Capital Markets

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Citigroup Global Markets Inc. toll-free at 1-877-858-5407, Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037, Morgan Stanley & Co. LLC toll-free at 1-866-718-1649 or U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607.

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